Exhibit (a)(5)(B)

EFiled: Nov 18 2014 01:07PM EST Transaction ID 56353178 Case No. 10366-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PAUL PARSHALL,

Plaintiff,

v.

ALAN J. HERRICK, JERREY

GREENBERG, JIM BENSON, SILVA

LAGNADO, J. STUART MOORE, ROB

L. ROSEN, EVA M. SAGE-GAVIN,

ASHOK SHAH, VIJAY SINGAL,

CURTIS R. WELLING, SAPIENT

CORPORATION, PUBLICIS GROUPE

S.A., and 1926 MERGER SUB INC,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Paul Parshall (“Plaintiff”), by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge:

NATURE OF THE ACTION

1.                                      This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of Sapient Corporation (“Sapient” or the “Company”) against the Company’s Board of Directors (the “Individual Defendants”) for breaches of fiduciary duties, and against Publicis Groupe (“Publicis”), and its affiliate, 1926 Merger Sub Inc (“Merger Sub”), for aiding such breaches of fiduciary duties. Plaintiff’s claims arise from the

Agreement and Plan of Merger between the Company, Merger Sub and Publicis dated as of November 1, 2014 (the “Merger Agreement”), pursuant to which Publicis will acquire all outstanding shares of Sapient for $25 per share (the “Buyout”) through an all cash tender offer (the “Tender Offer”). Publicis commenced the Tender Offer on November 12, 2014. The Tender Offer is set to close at midnight on December 10, 2014, unless extended.

2.                                      Sapient is a marketing and consulting company that provides business, marketing, and technology services to clients. The company operates three divisions, SapientNitro, Sapient Global Markets, and Sapient Government Services.

3.                                      As described in more detail below, the Individual Defendants have breached their fiduciary duties by agreeing to the Buyout. The Individual Defendants agreed to a deal price does not reflect the substantial 50€ million (or approximately $62 million dollars) in synergies to Publicis from the Buyout. Further, to ensure a sale of the Company to Publicis, the Individual Defendants agreed to an improper lock-up of the Buyout, by agreeing to various buyer-friendly deal terms. The Individual Defendants also agreed to a termination fee of $125 million (or 3.4% of the Buyout). Further, the Individual Defendants issued a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”), filed with the Securities and Exchange Commission (the “SEC”) on November 12,

2014, which omits material information necessary for Sapient stockholders to make an informed decision whether to tender their shares.

4.                                      The Individual Defendants have breached their fiduciary duties by agreeing to the Buyout based on a defective process that resulted in inadequate consideration. Plaintiff seeks equitable relief, compelling the Board to properly exercise its fiduciary duties in connection with the Buyout or any alternate transaction.

THE PARTIES

5.                                      Plaintiff is, and at all relevant times has been, a stockholder of Sapient.

6.                                      Sapient is a corporation organized and existing under the laws of Delaware, with its principal executive offices located at 131 Dartmouth Street, Boston, Massachusetts. Sapient is a consulting/marketing firm with a variety of blue-chip clients such as Audi, Coca Cola, Hugo Boss, Staples, Unilever, Fiat, and Foot Locker. Sapient common stock is traded on the NASDAQ Stock Market under the ticker symbol “SAPE.” Sapient is named as necessary party and not as a defendant.

7.                                      Defendant Alan J. Herrick (“Herrick”) has served as President, Chief Executive Officer (“CEO”), and a member of Sapient’s Board since October 2006. In June 2012, Herrick was elected as Co-Chairman of the Board.

8.                                      Defendant Jerry Greenberg (“Greenberg”) co-founded Sapient in 1991 and served as Co-Chairman of the Board and Co-CEO of the Company until 2006. He rejoined the Board in October 2010 and was elected as its Co-Chairman in June 2012.

9.                                      Defendant Jim Benson (“Benson”) has been a member of Sapient’s Board since August 2007.

10.                               Defendant Silva Lagnado (“Lagnado”) has been a member of Sapient’s Board since September 2013.

11.                               Defendant J. Stuart Moore (“Moore”) co-founded Sapient in 1991 and served as Co-Chairman of the Board and Co-CEO of the Company until June 2006. He has been a member of the Board since 2006.

12.                               Defendant Rob L. Rosen (“Rosen”) has been a member of Sapient’s Board since February 2012.

13.                               Defendant Eva M. Sage-Gavin (“Sage-Gavin”) has been a member of Sapient’s Board since April 2013.

14.                               Defendant Ashok Shah (“Shah”) has been a member of Sapient’s Board since June 2008.

15.                               Defendant Vijay Singal (“Singal”) has been a member of Sapient’s Board since June 2008.

16.                               Defendant Curtis R. Welling (“Welling”) has been a member of Sapient’s Board since October 2013.

17.                               Defendants Benson, Lagnado, Moore, Rosen, Sage-Gavin, Shah, Singal and Welling are collectively referred to as the “Individual Defendants.”

18.                               Defendant Publicis is a French societe anonyme, located at 133 avenue des Champs Elysees, 75008 Paris, France.

19.                               Defendant Merger Sub is a Delaware corporation and a wholly owned subsidiary of Publicis formed solely to effectuate the Buyout. Collectively, Merger Sub and Publicis are “Publicis” herein.

THE BUYOUT UNDERVALUES SAPIENT, AND IS THE PRODUCT
OF THE INDIVIDUAL DEFENDANTS’ BREACH OF THEIR
FIDUCIARY DUTY TO SAPIENT STOCKHOLDERS

Background of the Company

20.                               Sapient was founded in 1990 and incorporated in Delaware in 1991. Sapient was founded by Jerry Greenberg and Stuart Moore. Rather than charge on a time and materials basis like other firms, Sapient chose to use a fixed-term, fixed-price model for pricing projects.

21.                               The Company has offices in 37 cities and approximately 11,900 employees in the Americas, Europe and the Asia-Pacific region, including India. The Company’s clients consist of leading Global 2000 and other companies in the financial services, retail, technology & communications, consumer packaged goods, travel & leisure, automotive, energy services, and government, health & education industries. The Company also provide services to federal government clients within the U.S. and to provincial and other governmental entities in Canada and Europe.

22.                               Sapient operates in three business units. Sapient markets its SapientNitro unit as “a new breed of agency redefining storytelling for an ‘always-on’ world. SapientNitro’s capabilities include integrated marketing and creative services, web and interactive development, traditional advertising, media planning and buying, strategic planning and marketing analytics, multi-channel commerce strategy and solutions including focus on mobile, and content and asset management strategies and solutions. The Sapient Global Markets unit provides business and technology services and solutions to capital and commodity market participants, intermediaries and regulators. Finally, the Sapient Government Services unit provides consulting, technology, and marketing services to U.S. federal government agencies, nonprofit organizations and non-governmental organizations (“NGOs”).

23.                               In the past few years, Sapient has acquired several businesses to enhance and/or complement its service offerings:

(i)                                     On March 28, 2014 Sapient acquired the Campfire marketing agency.

(ii)                                       On February 5, 2014, Sapient acquired 100% of the outstanding securities of OnPoint Consulting, Inc. (“OnPoint”), a technology consulting firm providing enterprise systems and infrastructure services to federal government customers based in Arlington, Virginia. Sapient acquired OnPoint to expand its portfolio of government clients and contracts for application development, cyber-security services and IT infrastructure services.

(iii)                                    On December 30, 2013, Sapient acquired 100% of the outstanding equity of “la comunidad” CORPORATION and La Comunidad S.A., (together, “La Comunidad”). La Comunidad is an independent multicultural creative agency based in Miami, Florida and Buenos Aires, Argentina. Sapient acquired La Comunidad to leverage the growing importance of multicultural marketing in expanding its combination of brand and creative service offerings to its clients.

(iv)                                   On January 16, 2013, Sapient acquired 81% of the outstanding securities of iThink Comunicação e Publicidade Ltda (“iThink”), an independent digital agency based in Sao Paulo, Brazil. Sapient acquired iThink to expand its combination of brand, digital and commerce service offerings to global clients in Latin America. The Company subsequently increased its ownership to 84%.

(v)                                      On December 27, 2012, Sapient acquired 100% of the membership interests of (m)Phasize, LLC (“(m)Phasize”), a marketing analytics company located in Westport, Connecticut. Sapient acquired (m)Phasize to strengthen its analytics services and marketing mix modeling capabilities.

(vi)                                   On November 1, 2012, Sapient acquired 100% of the outstanding shares of Second Story Inc. (“Second Story”), an interactive studio located in Portland, Oregon. The Company acquired Second Story to strengthen its ability to craft immersive experiences that seamlessly blend physical and digital environments, from web and mobile to in-store and in-venue.

(vii)                                On September 6, 2011, Sapient acquired 100% of the outstanding shares of D&D Holdings Ltd. (“DAD”), a London-based advertising agency operating in the United Kingdom and continental Europe. Sapient acquired DAD to strengthen its capabilities in marketing campaign production and direct response measurement.

(viii)                             On July 13, 2011, Sapient acquired 100% of the outstanding shares of CLANMO GmbH (“Clanmo”), a full-service mobile interactive agency based in Cologne, Germany, which focuses on mobile strategy, communications, design, and technological implementation. Sapient acquired Clanmo to strengthen its mobile interactive capabilities in the European market.

24.                               Sapient’s spate of recent acquisitions have positioned it for strong future growth. For example, the Company’s first quarter results returned a 17% of service revenues as compared to the previous year as well as non-GAAP Income from Operations increase of 29% compared to the previous year:

BOSTON—(BUSINESS WIRE)—May 6, 2014—Sapient (NASDAQ: SAPE) today reported the following financial results for the first quarter ended March 31, 2014:

•                       Service revenues were $341.5 million compared to $292.6 million in the first quarter of 2013, an increase of $48.9 million, or 16.7%. On a constant currency basis, revenues increased 16.2% over the first quarter of 2013.

•                       GAAP income from operations was $19.8 million, or 5.8% of service revenues, compared to $11.2 million, or 3.8% of service revenues, in the first quarter of 2013.

•                       Non-GAAP income from operations increased 29% to $34.2 million, or 10.0% of service revenues, compared to $26.4 million, or 9.0% of service revenues, in the first quarter of 2013.

•                       GAAP diluted net income per share was $0.09, compared to $0.04 in the first quarter of 2013.

•                       Non-GAAP diluted net income per share was $0.16, compared to $0.11 in the first quarter of 2013.

***

The company used cash from operations of $42.5 million in the first quarter of 2014, compared to a use of $9.4 million in the first quarter of 2013. As of March 31, 2014, the company had cash, cash equivalents, restricted cash and marketable securities of $277.5 million. Days sales outstanding was 71 days for the first quarter of 2014, up from 63 days in the fourth quarter of 2013 and 65 days in the first quarter of 2013.

25.                               Commenting on these results, CEO, Herrick told investors, “[w]e are pleased with our strong first quarter results and the growth across all three business units. . . . We are in a good position strategically and continue to see opportunities for growth across the business.” The Company’s first quarter results beat analyst EPS estimates by $0.06 and beat out revenue estimates by $7.99 million.

26.                               For the second quarter 2014, the Company similarly reported an increase in service revenues and non-GAAP Income from operations:

BOSTON—(BUSINESS WIRE)—August 6, 2014—Sapient (NASDAQ: SAPE) today reported the following financial results for the second quarter ended June 30, 2014:

•                       Service revenues were $362.2 million compared to $314.3 million in the second quarter of 2013, an increase of $47.9 million, or 15.2%. On a constant currency basis, revenues increased 13.8% over the second quarter of 2013.

•                       GAAP income from operations was $35.3 million, or 9.8% of service revenues, compared to $33.5 million, or 10.7% of service revenues, in the second quarter of 2013.

•                       Non-GAAP income from operations increased 13.6% to $49.2 million, or 13.6% of service revenues, compared to $43.3 million, or 13.8% of service revenues, in the second quarter of 2013.

•                       GAAP diluted net income per share was $0.16, compared to $0.16 in the second quarter of 2013.

•                       Non-GAAP diluted net income per share was $0.23, compared to $0.21 in the second quarter of 2013.

***

In the second quarter of 2014, the company generated cash from operations of $25.5 million, compared to $49.8 million in the second quarter of 2013. As of June 30, 2014, the company had cash, cash equivalents, restricted cash and marketable securities of $289.2 million. Days sales outstanding was 71 days for the second quarter of

2014, unchanged from 71 days in the first quarter of 2014 and up from 62 days in the second quarter of 2013.

27.                               The Company’s second quarter results beat analyst EPS estimates by $0.06 and beat out revenue estimates by $4.44 million.

Background of the Buyout

28.                               According to the 14D-9, after Publicis announced its interest in taking Omnicom Group Inc. (“Omnicom”) private, the CEO of a potential bidder, “Company A,” expressed an interest to an unidentified representative of Sapient his interest of discussing a potential acquisition of the Company. Herrick and the CEO of Company A met on September 26, 2013 to discuss a potential acquisition. No further discussions took place until April 2014. On May 29, 2014, the CEO of Company A and Herrick met to discuss general industry trends. No proposal was made at that time.

29.                               During this time, at periodic intervals from the fall of 2013 through early June of 2014, a representative of a private equity sponsor suggested to Herrick that the Company consider a “going private” transaction, however the Board did not elect to pursue such a transaction. The 14D-9 does not disclose the basis of the Board’s decision to reject a possible transaction nor what price was discussed with the Board. Further, it appears that the Board had not hired a financial or legal advisor in connection with evaluating the private equity firm’s interest in the Company.

30.                          In May 2014, Publicis and Omnicom called off their merger. In June 2014, a representative of Bank of America Merrill Lynch (“BofA Merrill Lynch”) contacted Herrick on behalf of Publicis, indicating Publicis’ interest in meeting to discuss a potential strategic opportunity.

31.                          On July 23, 2014, Publicis CEO, Maurice Lévy (“Lévy”) and Herrick met in London. During this meeting, Lévy told Herrick that he saw significant strategic benefits from a business combination with the Company.

32.                          The Board convened a meeting on August 13, 2014. Herrick updated the Board on his recent conversations with each of Lévy and the CEO of Company A. Following discussion, the Board told Herrick to continue talks with Lévy’s and not Company A. The 14D-9 does not provide the basis for the decision to continue talks with Lévy only. It further appears that at this time, the Board did not hire a legal or financial advisor.

33.                          On September 1, 2014, Lévy indicated to Herrick Publicis’ interest in pursuing an all-cash transaction at $20 per share. Herrick, following consultation with several Board members, responded to Lévy that there would be no interest in any further engagement at that price. On September 7, 2014, Lévy increased the offer price $21 per share in cash.

34.                          On September 23, 2014, the Board finally hired a financial advisor and retained both Goldman, Sachs & Co. (“Goldman”) and Blackstone Advisory

Partners L.P. (“Blackstone”). The 14D-9 does not disclose the basis for retention of two financial advisors. Goldman will receive a hefty $29.6 million dollar fee — all of which is contingent upon the consummation of the Buyout. Blackstone stands to receive $11.8 million for its advisory services - $4 million of which became payable upon delivery of Blackstone’s fairness opinion.

35.                          On September 26, 2014, Lévy made a revised proposal to Herrick of $23 per share in cash. On September29, 2014, the Company retained Cravath, Swaine & Moore LLP (“Cravath”), as legal counsel.

36.                          In early October, the CEO of Company A contacted Herrick and suggested they plan to reconnect at a mutually convenient time. Herrick did not inform Company A that he was engaging talks with a potential acquiror and agreed to meet at some point in time. In the meantime, Herrick continued talks with Lévy. On October 21, 2014, Lévy contacted Herrick and advised him that Publicis would increase its offer to $25 per share for the Company, subject to the condition that they begin engagement immediately and move toward an announcement on an expedited timetable.

37.                          Herrick did not reach out to Company A. Instead, the Board held a meeting on October 22, 2014 and determined not to seek any alternative proposals. The parties negotiated the terms of the Merger Agreement through October. Moreover, though Company A reached out to schedule a meeting with Herrick, the

Board elected not to pursue discussions with Company A or any other potential acquiror. On November 1, 2014, the Board approved the proposed Buyout.

The Buyout

38.                               On November 3, 2014 Publicis and Sapient jointly announced the Buyout:

PARIS and BOSTON, November 3, 2014 — Publicis Groupe (Euronext Paris: FR0000130577, CAC 40) and Sapient (NASDAQ: SAPE) today announced that they have entered into a definitive agreement under which Publicis Groupe will acquire Sapient in an all-cash transaction for $25.00 per share. The agreement has been approved unanimously by the Management and Supervisory Boards of Publicis Groupe and the Board of Directors of Sapient.

Maurice Lévy, Chairman and CEO of Publicis Groupe, said: “Sapient is a ‘crown jewel,’ a one of a kind company born in the technology space with strengths in marketing, communications, consulting and omni-channel commerce, all of which are equally important to best help clients achieve their digital transformation. It will also give Publicis Groupe access to new markets and creating new revenue streams. This acquisition fulfills many of Publicis Groupe’s objectives: we will enhance our leadership position in digital, achieve our goal of deriving 50% of our revenues from digital and technology three years ahead of our 2018 plan, and leverage technology, consulting capabilities to expand in new verticals, and offering new and exciting opportunities to our talents.”

Alan J. Herrick, Sapient President, CEO and Co-Chairman, added: “This transaction provides substantial value to our shareholders, offers an ideal cultural match for our people and provides an opportunity to share a wealth of new capabilities with our clients. The Sapient team has been on a 24-year journey building a company with the objective of creating significant impact for our clients and the industries in which they operate. With Publicis Groupe, we have found a partner that accelerates the level of transformation we can drive into the marketplace.”

39.                                    In connection with the Buyout, Greenberg, Herrick and Moore have entered into tender agreements to lock up their 18% stake in favor of the Buyout.

40.                                    Further, Herrick and other Company insiders are expected to receive substantial golden parachute payments:

			Perquisites/
Name	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Other ($)(4)	Total ($)
Named Executive Officers
Alan J. Herrick	3,299,868	21,900,625	17,475	100,000	25,317,968
Joseph S. Tibbetts, Jr.	1,735,000	3,404,200	23,300	100,000	5,262,500
Alan M. Wexler	1,689,167	5,308,075	17,475	100,000	7,114,717
Harry “Chip” Register	1,421,667	4,398,900	17,475	100,000	5,938,042
Joseph A. LaSala, Jr.	1,042,000	2,021,125	17,475	100,000	3,180,600
Christian Oversohl(5)	1,263,830	3,783,850	325,169	100,000	5,472,849

41.                                    The Merger Agreement also contains various buyer-friendly deal protection devices. For example, Section 5.03 of the Merger Agreement includes a “no solicitation” clause that prevents the Company from soliciting a topping bid. Further, Section 5.03(b) requires that the Company terminate any and all prior or ongoing discussions with other potential acquirers, and includes a provision whereby Sapient may not waive any standstill agreement.

42.                                    In addition, Section 5.03(e) of the Merger Agreement provides Publicis with a matching rights provision and, should an unsolicited bidder submit a competing proposal, the Company must notify Publicis of the bidder’s identity and the terms of the bidder’s offer. Should the Board determine to enter into a superior competing proposal, it must notify Publicis within four business days of its decision, in which the Company must negotiate in good faith with Publicis (if

Publicis so desires) and allow Publicis to amend the terms of the Merger Agreement to make a counter-offer so that the competing acquisition proposal would no longer constitute a superior offer.

43.                                    The Merger Agreement also provides that Sapient must pay Publicis a $125 million termination fee if the Company decides to pursue the competing offer.

The Proposed Consideration is Inadequate and Undervalues Sapient

44.                                    Publicis’ and Sapients’ own presentation provides that Sapient is the “crown jewel in areas of marketing, omni-channel commerce and consulting:”

45.                                    The presentation further provides that Sapient provides “best-in-class service” for its SapientNitro, Sapeint Global Markets, and Sapient Government Services segments:

46.                                    Publicis’ offer for the “crown jewel” of marketing companies does not fully take into account Sapient’s recent purchases and potential growth, nor the significant benefit and synergies to Publicis:

Leading French advertising agency Publicis Groupe SA has agreed to pay $3.7 billion for Sapient Corp., returning to the U.S. to boost its presence in the fast-growing digital and interactive advertising market months after failing to tie up a deal with Omnicom Group Inc.

***

Buying Sapient will add €1.1 billion of revenue to Publicis’ existing sales of €6.96 billion and boost Ebitda by €137 million, or 11%, the Paris-based company said. Sapient’s sales grew just over 14% in the past twelve months compared with a revenue increase of 1.2% for Publicis. The acquisition will boost Publicis’ total earnings from digital advertising and commerce to over 50% of the total by next year, three years ahead of a plan to hit that target.

* * *

Publicis’ bid values Sapient’s equity at about 21 times trailing-year Ebitda. That multiple will fall to about 14.1 times Ebitda once expected cost savings and synergies from the deal are included, according to Publicis.

The companies said they expect to deliver about €50 million a year of cost savings as a result of the acquisition, with much of that coming from combining product development and the elimination of duplicate public company costs.

See Paul Whitfield, DEAL PIPELINE, “Publicis Strikes Takeover Deal for Sapient,” (November 3, 2014).

47.                               Similarly at a November 3, 2014, joint investor call, Lévy told investors that Publicis expects substantial cost saving synergies through the Buyout.

Publicis will be acquiring Sapient for $25 per share in an all-cash offer. The offer price equivalent to EUR2.9 billion on equity value fully diluted basis, which is approximately 14 time EBITDA after synergies, which is in line with what we have state for all the acquisition. This has received a unanimous support of the Sapient Board of Directors.

The financial impact. We will have an improved growth profile for the new Publicis Groupe, which will be including Sapient. We have identified EUR50 million of cost synergies, coming mainly from an economy of scale; significant revenue synergies potential, for which we have not taken them into account in our calculation for the accretion of the Publicis headline EPS, and this will be accretive as it is mentioned.

Material Misstatements/Omissions in the 14D-9

48.                               The 14D-9 fails to provide the Company’s stockholders with material information, thereby rendering stockholders unable to make an adequately informed decision whether to tender their shares into the Tender Offer or whether to exercise their appraisal rights. This is particularly important given that Defendants have already locked-up 18% of Sapient stock in favor of the Buyout.

49.                               The 14D-9 fails disclose the basis for the Board’s decision to reject a potential transaction with a private equity buyer and disclose any price or deal terms discussed with the private equity buyer.

50.                               In addition, the 14D-9 fails to provide a fair summary of the underlying methodologies, key inputs and multiples relied upon and observed by Goldman and Blackstone in their fairness opinions, so that stockholders can properly assess the credibility of the analyses performed by Goldman and Blackstone:

(a)                                 With respect to the Selected Companies Analysis, the 14D-9 must disclose the sources and criteria utilized by Goldman in selecting the comparable companies for Sapient so that stockholders can decide for themselves what weight to place on this analysis as well as the multiples observed by Goldman for the selected companies.

(b)                                 With respect to the Illustrative Present Value of Future Share Price Analysis, the 14D-9 must disclose why Goldman used projections up to year 2017, when the Company provided projections up to 2024 showing strong growth after 2017.

(c)                                  With respect to the Selected Precedent Transaction Analysis, the 14D-9 must disclose the sources and criteria utilized by Goldman in selecting the precedent transactions as well as disclose the observed multiples.

(d)                                 With respect to the Selected Companies Analysis, the 14D-9 must disclose the sources and criteria utilized by Blackstone in selecting the comparable companies for Sapient so that stockholders can decide for themselves what weight to place on this analysis as well as the multiples observed by Blackstone for the selected companies.

(e)                                  With respect to the Selected Precedent Transaction Analysis, the 14D-9 must disclose the sources and criteria utilized by Blackstone in selecting the precedent transactions as well as disclose the observed multiples.

CLASS ACTION ALLEGATIONS

51.                               Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of the holders of the common stock of the Company,

who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). The Class excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

52.                               This action is properly maintainable as a class action.

53.                               The Class is so numerous that joinder of all members is impracticable. As of November 7, 2014 the Company had over 100 million shares outstanding that were not beneficially owned by the Individual Defendants. Members of the Class are scattered geographically and are so numerous that it is impracticable to bring them all before this Court.

54.                               Questions of law and fact exist that are common to the Class, including, among others:

(a)                                 whether the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

(b)                                 whether Publicis has aided and abetted such breaches of fiduciary duty; and

(c)                                  whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

55.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

56.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

57.                               Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

COUNT I

Claim for Breach of Fiduciary Duties
Against the Individual Defendants

58.                               Plaintiff repeats and realleges each and every allegation set forth herein.

59.                               The Individual Defendants have violated the fiduciary duties owed to the public stockholders of Sapient and have acted to put their personal interests ahead of the interests of Sapient stockholders or acquiesced in those actions by fellow Defendants. These Defendants have failed to take adequate measures to ensure that the interests of Sapient’s stockholders are properly protected and have embarked on a process that avoids competitive bidding and provides Publicis with an unfair advantage by effectively excluding other alternative proposals.

60.                               By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Sapient investment. Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

61.                               By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

62.                               As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Sapient’s stock and businesses, and will be prevented from obtaining a fair price for their common stock.

63.                               Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

COUNT II

Claim Against Publicis for Aiding and Abetting
the Individual Defendants’ Breaches of Fiduciary Duties

64.                               Plaintiff repeats and realleges each and every allegation set forth herein.

65.                               The Individual Defendants breached their fiduciary duties to the Sapient stockholders by the wrongful actions alleged herein.

66.                               Such breaches of fiduciary duties could not, and would not, have occurred but for the conduct of the Publicis, which, therefore, aided and abetted such breaches through entering into the Buyout.

67.                               Publicis had knowledge it was aiding and abetting the Individual Defendants’ breaches of fiduciary duties to Sapient stockholders.

68.                               Publicis rendered substantial assistance to the Individual Defendants in their breaches of their fiduciary duties to Sapient stockholders.

69.                               As a result of Publicis’s conduct of aiding and abetting the Individual Defendants’ breaches of fiduciary duties, Plaintiff and the other members of the Class have been, and will be, damaged in that they have been, and will be, prevented from obtaining a fair price for their shares.

70.                               As a result of the unlawful actions of Publicis, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from obtaining the fair value of their equity ownership in the Company. Unless enjoined by the Court, Publicis will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class by extracting various defensive measures in favor of the Buyout, and will aid and abet a process that inhibits the maximization of stockholder value and the disclosure of material information.

71.                               Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A.                                    Certifying this case as a class action, certifying Plaintiff as Class representative and his counsel as Class counsel;

B.                                    Enjoining, preliminary and permanently, the Buyout;

C.                                    To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages and disgorgement;

D.                                    Ordering the Defendants to disclose to Sapient public stockholders the omitted material information alleged herein in an amendment to the 14D-9, and if necessary, extend the closing of the tender offer in order for this information to be fully disseminated to stockholders;

E.                                     Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

F.                                      Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G.                                    Granting Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ P. Bradford deLeeuw
OF COUNSEL:	Carmella Keener (#2810)
P. Bradford deLeeuw (#3569)
GARDY & NOTIS, LLP	919 North Market Street, Suite 1401
James S. Notis	Citizens Bank Center
Jennifer Sarnelli	Wilmington, DE 19801
Tower 56	(302) 656-4433
126 East 56th Street, 8th Floor
New York, NY 10022	Counsel for Plaintiff
(212) 905-0509

RYAN & MANISKAS, LLP
Richard A. Maniskas
995 Old Eagle School Road, Suite 311
Wayne, PA 19087
(484) 588-5516

November 17, 2014